JEFFERIES LLC 520 Madison Avenue New York, New York 10022	LEERINK PARTNERS LLC One Federal Street, 37th Floor Boston, Massachusetts 02110

January 27, 2014

Mr. Jeffrey P. Riedler

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Dicerna Pharmaceuticals, Inc.

Registration Statement on Form S-1 (SEC File No. 333-193150)

Dear Mr. Riedler:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, the representatives of the several underwriters (the “Representatives”), hereby join in the request of Dicerna Pharmaceuticals, Inc. (the “Company”) that the effective date of the Registration Statement be accelerated so that it will be declared effective at 4:00 p.m., Eastern time, on Wednesday, January 29, 2014 or as soon as practicable thereafter.

Pursuant to Rule 460 under the Act, please be advised that we have distributed approximately 2,820 copies of the Preliminary Prospectus dated January 21, 2014 (the “Preliminary Prospectus”) through the date hereof, to underwriters, dealers, institutions and others.

In connection with the Preliminary Prospectus distribution for the above-referenced issue, the undersigned, as the Representatives of the underwriters, have confirmed that they have complied with and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

JEFFERIES LLC

LEERINK PARTNERS LLC

As Representatives of the several Underwriters

By:	JEFFERIES LLC

By:	/s/ Michael Brinkman
Name:	Michael Brinkman
Title:	Managing Director

By:	LEERINK PARTNERS LLC

By:	/s/ Jon Civitarese
Name:	Jon Civitarese
Title:	Managing Director